UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(B)
                                (Amendment No. )


                                 Bankrate, Inc..
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45172Q-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 3, 1999 **
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ] Rule 13d-1(b)

             [X] Rule 13d-1(c)

             [ ] Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** SEE ITEM 5

CUSIP No. 45172Q-10-9             13G                       Page 2  of  5 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Robert H. Lessin

     ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           136,764  (SEE ITEM 5)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         136,764 (SEE ITEM 5)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       136,764 (SEE ITEM 5)

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5% (SEE ITEM 5)


--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

Item 1(a). NAME OF ISSUER:
           ---------------

Bankrate, Inc.

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           ------------------------------------------------

11811 U.S. Highway One Suite 101
North Palm Beach, FL  33408

Item 2(a). NAME OF PERSON FILING:
           ----------------------

Robert H. Lessin

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           ------------------------------------------------------------

Jefferies & Company
520 Madison Ave, 12th Floor
New York, NY 10022

Item 2(c). CITIZENSHIP:
           ------------

United States

Item 2(d). TITLE OF CLASS OF SECURITIES:
           -----------------------------

Common Stock

Item 2(e). CUSIP NUMBER:
           -------------

45172Q-10-9

Item     3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

(a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).



                                Page 3 of 5 pages

(f)     [ ] An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F).

(g)     [ ] A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G).

(h)     [ ] A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act.

(i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.

                [X]

Item 4. OWNERSHIP (As of May 2003)
        ---------

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 136,764**

     (b)  Percent of class: Less than 5%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 136,764**

          (ii) shared power to vote or to direct the vote:

          (iii) sole power to dispose or to direct the disposition of: 136,764**

          (iv) shared power to dispose or to direct the disposition of:

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS (As of May 2003)
        -------------------------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         In December 1999, Mr. Lessin inadvertently failed to file a Schedule 13G upon the dissolution of a limited liability company (BRM Holdings LLC) of which Mr. Lessin was the sole manager. The limited liability company held 384,600 shares of the Company's common stock, and the dissolution and the resulting distribution of the shares to its members reduced Mr. Lessin's beneficial ownership in the Company at that time from approximately 9.4% to 6.8%. In September 2000, an amendment to the Schedule 13G should have been filed upon the

** SEE ITEM 5


                                Page 4 of 5 pages
distribution of certain assets, including the shares of the Company held by Mr. Lessin, pursuant to a settlement in divorce. These distributions caused Mr. Lessin's beneficial ownership in the Company to be reduced, at that time, to approximately 3.3%, thereby bringing Mr. Lessin's beneficial ownership level below the threshold for additional reporting. His current ownership in the Company is at approximately 1%. This Schedule 13G is being filed solely to reflect Mr. Lessin's current holdings of less than 5% and to correct the inadvertent failures to file as identified in this filing.

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            ---------------------------------------------------------------


            Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP



            Not applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP

            Not applicable

Item 10.  CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         ROBERT H. LESSIN

Date:  May 5, 2003                       /S/  ROBERT H. LESSIN
                                         ----------------------------------
                                         ROBERT H. LESSIN



                                Page 5 of 5 pages